UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73692 / November 26, 2014

Admin. Proc. File No. 3-16002

In the Matter of

NEXAIRA WIRELESS INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by Nexaira Wireless Inc., and the Commission has not
chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Nexaira Wireless Inc.  The order contained in that
decision is hereby declared effective.  The initial decision ordered that, pursuant to Section 12(j)
of the Securities Exchange Act of 1934, the registrations of each class of registered securities of
Nexaira Wireless Inc. are hereby revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.


                                Brent J. Fields
                                Secretary


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[1]     17 C.F.R. § 201.360(d).

[2]     *Nexaira Wireless Inc.,* Initial Decision Rel. No. 669 (Sept. 15, 2014), 109 SEC Docket 16,
2014 WL 4537791.  The stock symbol and Central Index Key number are NXWI and 1445625
for Nexaira Wireless Inc.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>CONQUEST PETROLEUM INC., and<br>NEXAIRA WIRELESS INC. | INITIAL DECISION OF DEFAULT<br>AS TO NEXAIRA WIRELESS<br>INC.<br><br>September 15, 2014 |

APPEARANCE:     Neil J. Welch, Jr., for the Division of Enforcement, Securities and
Exchange Commission

BEFORE:           Cameron Elliot, Administrative Law Judge

## SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent Nexaira Wireless Inc. (Nexaira).[1]   The revocation is based on Nexaira's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

## INTRODUCTION

On August 6, 2014, the Commission issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  The OIP alleges that Nexaira has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.  Nexaira was served with the OIP by August 13, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii) and (iv), 17 C.F.R. § 201.141(a)(2)(ii) and (iv), and its Answer was due by August 26, 2014.  *Conquest Petroleum Inc.,* Admin. Proc. Rulings Release No. 1732, 2014 SEC LEXIS 3078 (Aug. 28, 2014).  On August 28, 2014, I ordered Nexaira to show cause by September 12, 2014, why the proceeding should not be determined against it due to its failure to file an Answer or otherwise defend this proceeding, warning that failure to do so would result in it being deemed in default, having the proceeding determined against it, and having the registration of its

---

[1] The proceeding has ended as to Conquest Petroleum Inc.  *Conquest Petroleum Inc.*, Exchange Act Release No. 73092 (Sept. 15, 2014).

securities revoked.  *Id.* (citing OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f)).  To date, Nexaira has neither filed an Answer nor responded to the Order to Show Cause.

## FINDINGS OF FACT

Nexaira is in default for failing to file an Answer or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f).  Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Nexaira, Central Index Key No. 1445625 is a revoked Nevada corporation located in Burnaby, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Nexaira is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $2,994,018 for the prior nine months.  As of July 29, 2014, the company's stock (symbol "NXWI") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Nexaira failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

## CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission.  "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant."  *America's Sports Voice, Inc.,* Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.  *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).  There is no genuine issue of material fact that Nexaira failed to timely file required periodic reports.  As a result, Nexaira failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder.  In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on

the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Nexaira's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Nexaira's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Nexaira is also culpable because it failed to heed delinquency letters sent to it by the Division of Corporation Finance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and it was therefore on notice, even before the OIP issued, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Nexaira has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Nexaira's registered securities.

## ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Nexaira Wireless Inc. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Nexaira is notified that it may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*


_____
Cameron Elliot
Administrative Law Judge